Filed by InBev Participações Societárias S.A.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Issuer: InBev Participações Societárias S.A.

Subject Company: Companhia de Bebidas das Américas—Ambev

(Commission File No.: 001-15194)

ambev

One company
One share
One vote

Cautionary Note Regarding Forward-Looking Statements:
Statements contained in this presentation may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this presentations that do not describe historical facts, such as statements regarding the declarations or payment of dividends, the directions of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Forward-looking statements speak only as of the date they are made and there is no obligation requiring that this presentation and the forward-looking statements contained herein be updated to reflect changes in the outlook of future market or other conditions.

Additional Information for U.S. Holders:
This presentation is for informational purposes only and is not an offer to purchase or sell any securities. Unless an exemption from SEC registration is available, the distribution of InBev Part. shares and ADRs to U.S. holders of Ambev shares and ADRs will be made only pursuant to an effective SEC registration statement that InBev Part. intends to file with the SEC.
The Company urges investors to carefully read the SEC registration statement and other documents pertaining to the proposed transaction when they become available, as they will contain important information about such transaction. These documents will be available to investors free of charge on the SEC's website at www.sec.gov or from the Company.

Overview and rationale of proposed transaction

Corporate restructuring pursuant to which "New Ambev" will have a single-class of shares, with equal voting and economic rights

Main objectives

- Improve corporate governance
- Increase trading liquidity, weight in indexes and shareholder base
- Simplify corporate structure
- Reduce operating, administrative and financial costs
- Increase flexibility to manage capital structure

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Transaction & valuation

Transaction

- Merger of shares of Ambev into Inbev Participações S.A. (“**New Ambev**”)
  - New Ambev to have **only common (voting) shares,** meeting demand of Ambev shareholders

Valuation

- Ambev’s common (voting) and preferred (non-voting) shares to be ascribed **equal value**
  - No change in ownership relative to Ambev’s current structure

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Step by step of corporate restructuring

Current structure

	IIBV + Ambrew	Inbev Part.	FAHZ	Float
ON	74.0%	0.0%	17.1%	8.9%
PN	45.2%	1.1%	0.0%	53.7%
Total	61.4%	0.5%	9.6%	28.5%

→ Ambev → Other subs.

Step 1: IIBV/AmBrew contribute Ambev's shares to Inbev Part.

IIBV + Ambrew → Inbev Part.

Inbev Part., FAHZ, Float → Ambev → Other subs.

Step 2: Merger of shares of Ambev into Inbev Part.

IIBV + Ambrew, FAHZ, Float → Inbev Part. (to be named Ambev S.A.)

100% → Ambev → Other subs.

Transaction which will be submitted to Ambev's EGM

Step 3: Merger of Ambev and certain subs into Inbev Part.

	IIBV + Ambrew	FAHZ	Float
Total ON	61.9%	9.6%	28.5%

→ Ambev S.A. → Remaining subs.

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"New Ambev" corporate governance

- Voting: **one share, one vote**
- **Tag-along rights** for all shareholders **(80%)**
- **Minimum mandatory dividend of 40%** of adjusted net income (as compared to 35% for Ambev)
- **Equal dividends, interest on capital** and other capital rights
- **Two independent Board members**
- Voting shares and ADRs to trade in **BM&F Bovespa & NYSE**, respectively
- **Index representation**: iBovespa, IBrX-50, IBrX and MSCI

Other aspects of proposed transaction

Shareholders' Agreement

- **Shareholders' agreement** between Anheuser-Busch Inbev ("AB InBev") entities and the Zerrenner Foundation ("FAHZ") **to be maintained in all material aspects**

Goodwill

- Tax benefits from the amortization of ~**R$105 million goodwill** currently booked at Inbev Part. to be shared with all Ambev shareholders

Appraisal rights

- Dissident Ambev common shareholders to be granted **appraisal rights** pursuant to Brazilian law

Approval Process: both classes will participate



Voting process
PN shareholders express their will
In favor of the transaction
Against the transaction
Controlling shareholders and FAHZ do not vote
ON shareholders vote on the transaction
In favor of the transaction
Transaction approved
Against the transaction
Controlling shareholders and FAHZ vote and give effectiveness to PN manifestation
Transaction is not approved

- **AB InBev and FAHZ to follow the will of Ambev's minority shareholders**, to be expressed separately
  - AB InBev will either not vote or will vote to confirm the decision of minority shareholders

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Preliminary transaction timeline



Transaction announcement
Inbev Part. CVM registration filing
Inbev Part. SEC F-4 filing
Ambev & Inbev Part. EGMs call notice
Ambev & Inbev Part. EGMs
Dec '12
Jan '13
Feb
Mar
Apr
May

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We see an opportunity to improve liquidity of our shares on the BM&F Bovespa and the NYSE…


30-day ADTV (R$ million)¹
108
22
130
AMBV4
AMBV3
New Ambev in Bovespa


30-day ADTV (US$ million)¹
73
1
74
ABV
ABV/C
New Ambev in NYSE


Most liquid stocks in the iBovespa index - 30-day ADTV (R$ million)¹
574
444
243
199
175
167
160
155
144
130
119
112
108
VALE5
PETR4
ITUB4
OGXP3
VALE3
BBDC4
CIEL3
BBAS3
BVMF3
New Ambev
ITSA4
PETR3
AMBV4

Source: Bloomberg Note: (1) Until 13-Nov-2012 (In order to exclude the effects of the inclusion of AMBV3 in the MSCI index)

… and to close gap to global beverage peers while becoming a more attractive investment option in LATAM


5 largest public beverages companies – Market Cap (US$bn)[1]
170
140
122
108
75
Coca-Cola
ABInBev
ambev
PepsiCo
Diageo

1-class of shares
> 1-class of shares

Source: Capital IQ, Bloomberg
Note: (1) As of 06-Dec-2012

ambev